                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark one)

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

         For the fiscal year ended December 31, 2000

                                       OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

         For the transition period from _________________ to _________________.

                        Commission file number: 001-13457



         ORTHODONTIC CENTERS OF AMERICA, INC. 401(k) PROFIT SHARING PLAN
         ---------------------------------------------------------------
              (Full title of the plan and the address of the plan,
               if different from that of the issuer listed below)



                      ORTHODONTIC CENTERS OF AMERICA, INC.
                     3850 N. CAUSEWAY BOULEVARD, SUITE 1040
                            METAIRIE, LOUISIANA 70002
                   ------------------------------------------
                   (Name of the issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)

                              REQUIRED INFORMATION

                                                                                                               Page
                                                                                                               ----

Report of Independent Auditors....................................................................................3

Audited Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2001 and 1999.....................................4

Statements of Changes in Net Assets Available for Benefits for the year ended
         December 31, 2000........................................................................................5

Notes to Financial Statements.....................................................................................6

Supplemental Schedules

Schedule H, Line 4(i)-Schedule of Assets (Held at End of the Year)...............................................10

Schedule G, Part III-Nonexempt Transactions......................................................................11

Exhibit 23 - Consent of Independent Auditors.....................................................................14

                         Report of Independent Auditors


The Plan Administrator
Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2000 and nonexempt transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                             /s/ Ernst & Young LLP


June 26, 2001

         Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

                 Statements of Net Assets Available for Benefits


                                                      DECEMBER 31,
                                             -----------------------------
                                                 2000             1999
                                             ------------     ------------
Assets
Investments, at fair value:
     Common collective trust funds .....     $  3,749,134     $  2,986,271
     Mutual fund .......................        1,191,721        1,092,481
     Employer security .................          235,153           76,081
                                             ------------     ------------
Total investments ......................        5,176,008        4,154,833

Contributions receivable:
     Participants ......................           74,214           22,754
     Employer ..........................            8,443            2,305
                                             ------------     ------------
Total contributions receivable .........           82,657           25,059
                                             ------------     ------------
Net assets available for benefits ......     $  5,258,665     $  4,179,892
                                             ============     ============



See accompanying notes.

         Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                           YEAR ENDED DECEMBER 31
                                                                       ------------------------------
                                                                           2000              1999
                                                                       ------------      ------------

ADDITIONS
Investment income:
Net appreciation (depreciation) in fair value of common
    collective trust funds .......................................     $    (65,708)     $    322,818
Net appreciation (depreciation) in fair value of mutual fund .....          (59,070)          131,039

Net appreciation (depreciation) in fair value of employer
    security .....................................................          110,199           (30,299)
                                                                       ------------      ------------
                                                                            (14,579)          423,558
Contributions:
    Participants .................................................        1,218,785         1,084,466
    Employer, net of forfeitures .................................          255,452           256,397
                                                                       ------------      ------------
                                                                          1,474,237         1,340,863
Rollovers from other plans .......................................          352,597            55,773
                                                                       ------------      ------------
Total additions ..................................................        1,812,255         1,820,194

DEDUCTIONS
Benefit payments .................................................          733,482           184,146
                                                                       ------------      ------------
Net increase .....................................................        1,078,773         1,636,048

Net assets available for benefits:
    Beginning of year ............................................        4,179,892         2,543,844
                                                                       ------------      ------------
    End of year ..................................................     $  5,258,665      $    322,818
                                                                       ============      ============



See accompanying notes.

         Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

                          Notes to Financial Statements

                                December 31, 2000


1.       DESCRIPTION OF THE PLAN

The following description of the Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Orthodontic Centers of America, Inc. plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering employees of Orthodontic Centers of America, Inc. (the Company) who have attained the age of 21 and one year of service. Orthodontists and leased employees are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute up to 15% of their total compensation. Matching contributions by the Company are discretionary. The matching contribution for 2000 and 1999 was 40% of each participant's contribution, limited to $600. In addition to matching contributions, the Company may make additional discretionary contributions, although it made no such contributions in 2000 or 1999.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of four investment options: (1) Stable Group Trust Portfolio, (2) Enhanced Stock Market Fund, (3) Evergreen Select Balanced Fund, and (4) Orthodontic Centers of America, Inc. Company Stock Fund (employer security).

VESTING

Participants vest immediately in their contributions. Participants vest in the Company's contributions after five years of service.

         Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

                          Notes to Financial Statements



1.       DESCRIPTION OF THE PLAN (CONTINUED)

BENEFIT PAYMENTS

Upon retirement, termination of employment with the Company, or death, participants or their beneficiaries receive the total balance of their accounts in the form of a lump-sum payment. A participant may withdraw all or a portion of his account in the event of financial hardship, as defined in the Plan.

PRIORITIES UPON TERMINATION

Although the Company has not expressed any intent to do so, the Company may discontinue its contribution or the Plan may be terminated subject to the provisions of ERISA at the Company's option. If the Plan should be terminated, the net assets available for plan benefits shall be liquidated. Amounts credited to the accounts of participants shall become fully vested and nonforfeitable as of the date of such termination.

2.       SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared on the accrual basis of accounting principles generally accepted in the United States. Benefits are recorded when paid.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

         Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

                          Notes to Financial Statements


2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENTS

The Plan's funds are invested in common collective trust funds and a mutual fund for which the trustee and custodian is First Union National Bank of North Carolina (First Union). The Plan also invests in Orthodontic Centers of America, Inc. common stock, which is held in a separate Common Stock Trust. The trustee of the Common Stock Trust is a representative of the Company, and the custodian is First Union. Investments in common collective trust funds are carried at the Plan's pro rata interest in the fair value of the fund's net assets, as determined by the custodian on the last business day of the year. Investments in the mutual fund and Orthodontic Centers of America, Inc. common stock are valued at quoted market prices on the last business day of the year.

ADMINISTRATIVE EXPENSES

The Company pays all of the administrative costs of the Plan.

FORFEITURES

Forfeitures are used to reduce employer contributions in the year following the forfeiture. As of December 31, 2000 and 1999, there were approximately 47,800 and 37,300, respectively, of forfeited nonvested accounts.

3.       INVESTMENTS

The following table represents participant-directed investments that represent 5% or more of the Plan's net assets.

                                                                               DECEMBER 31,
                                                                       -----------------------------
                                                                           2000             1999
                                                                       ------------     ------------

First Union National Bank of North Carolina -
     Enhanced Stock Market Fund ..................................     $  1,925,250     $  1,924,281
First Union National Bank of North Carolina - Stable Group
     Trust Portfolio .............................................        1,823,884        1,061,990
Evergreen Select Balanced Fund ...................................        1,191,721        1,092,481

         Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

                          Notes to Financial Statements


4.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits at December 31, 2000 per the financial statements to the Form 5500:

                                                                                    DECEMBER 31,
                                                                           ------------------------------
                                                                               2000              1999
                                                                           ------------      ------------

Net assets available for benefits per the financial statements .......     $  5,258,665      $  4,179,892
Less amounts recorded as contributions receivable ....................          (82,657)          (25,059)
Net assets available for benefits per the Form 5500 ..................     $  5,176,008      $  4,154,833
                                                                           ============      ============

The following is a reconciliation of contributions to the Plan for the year ended December 31, 2000 per the financial statements to the Form 5500:

     Contributions per the financial statements .......................     $  1,474,237
     Less current year contributions receivable .......................          (82,657)
     Add prior year contributions receivable ..........................           25,059
                                                                            ------------
     Contributions per the Form 5500 ..................................     $  1,416,639
                                                                            ============

Differences between the financial statements and the Form 5500 are due to the preparation of the financial statements using the accrual basis and the preparation of the Form 5500 using the cash basis.

5.       INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 16, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

         Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

       Schedule H, Line 4(i) -- Schedule of Assets (Held at End of Year)

                             EIN: 72-1278948 PN: 001

                                December 31, 2000


                     IDENTITY OF ISSUE, BORROWER,               DESCRIPTION OF      CURRENT
                       LESSOR OR SIMILAR PARTY                    INVESTMENT         VALUE
                     ----------------------------               --------------    ------------
Common Collective Trust Funds:
*First Union National Bank of
    North Carolina - Enhanced Stock
    Market Fund ............................................     25,005 units     $  1,925,250

*First Union National Bank of
    North Carolina - Stable Group
    Trust Portfolio ........................................     31,562 units        1,823,884

Mutual Fund:
Evergreen Select Balanced Fund .............................     49,702 units        1,191,721

Employer Security:
*Orthodontic Centers of America, Inc. Company Stock
    Fund ...................................................      8,240 units          235,153
                                                                                  ------------
                                                                                  $  5,176,008
                                                                                  ============

* Indicates party-in-interest to the Plan.

         Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

                  Schedule G, Part III--Nonexempt Transactions

                             EIN: 72-1278948 PN: 001

                          Year ended December 31, 2000


                                     RELATIONSHIP TO
                                     PLAN, EMPLOYER                  DESCRIPTION                            CURRENT          NET
                                        OR OTHER                         OF                    COST OF       VALUE          GAIN
 IDENTITY OF PARTY INVOLVED         PARTY-IN-INTEREST                TRANSACTION                ASSET*       OF ASSET     (LOSS)**
 --------------------------         -----------------              --------------               -------      --------      --------
Orthodontic Centers of          Employer/Plan Sponsor          Failure to timely remit          $78,167       $78,602       $435
   America, Inc.                                               salary deferrals for the
                                                               payroll period ending
                                                               March 26, 1999,
                                                               April 2, 1999,
                                                               May 21, 1999, and
                                                               May 28, 1999

* Represents the employee and employer contributions which were not remitted timely.

** Represents interest for the use of the amount involved. The Company is in the process of filing Form 5330 with the IRS in connection with this transaction.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        ORTHODONTIC CENTERS OF AMERICA, INC.
                                        401(K) PROFIT SHARING PLAN

June 29, 2001


                                        By: /s/ Susan Gossett
                                            ------------------------------------
                                             First Union National Bank,
                                             as Trustee

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

  23                     Consent of Ernst & Young LLP, Independent Auditors